UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X]  Form 10-Q  [  ] Form 10-D  [  ] Form N-SAR

[  ] Form N-CSR

For Period Ended:  September 30, 2016

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I – REGISTRANT INFORMATION

Full name of registrant:

Implant Sciences Corporation

Former name if applicable:

N/A

Address of principal executive office (Street and number):

500 Research Drive, Unit 3

City, State and Zip Code:

Wilmington, Massachusetts  01887

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) (b) (c)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file the Quarterly Report on Form 10-Q within 45 days of the Registrant’s fiscal quarter ended September 30, 2016, due to delays caused by its petitions filed for relief under Chapter 11 of the Bankruptcy Court with the United States Bankruptcy Court for the District of Delaware. The Registrant was unable, without unreasonable effort and expense, to prepare its accounting records and schedules in sufficient time to enable its independent registered public accounting firm to complete its review of the Registrant’s financial statements to be contained in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. The Registrant intends to file Form 10-Q, along with the financial statements within the five-day extension period.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Roger P. Deschenes

            978-752-1700

    (Name)

(Area Code)  (Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]Yes  [  ]No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X]Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting a net loss of approximately $22,318,000 on revenues of approximately $8,188,000 for the fiscal quarter ended September 30, 2016 as compared to a net loss of approximately $2,547,000 on revenues of approximately $14,393,000 for the corresponding prior year period. Results for the fiscal quarter ended September 30, 2016 include approximately $18,053,000 of non-cash charges incurred as a result of the July 20, 2016 extension of the Registrant’s credit facilities. A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q to be filed.

Implant Sciences Corporation

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2016

By:  /s/  Roger P. Deschenes

Roger P. Deschenes

Chief Financial Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).